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                            July 7, 2020

       Jay Taragin
       Chief Financial Officer
       One Judith Acquisition Corp
       640 Fifth Avenue, 12th Floor
       New York, NY 10019

                                                        Re: One Judith
Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 12,
2020
                                                            CIK 0001812234

       Dear Mr. Taragin:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted June 12, 2020

       Summary
       General, page 3

   1. We note that the Summary includes specific performance and valuation information for
                                                        Churchill Capital Corp.
For example, we note your discussion of CCC's total return and
                                                        1.5x multiple on
invested capital. Please remove from the Summary section this type of performance and
valuation for companies other than the issuer. In addition, we note that similar disclosure
appears in your Proposed Business section on page 77. If you choose to retain this performance
information, please expand the disclosure to provide a more
                                                        balanced and complete
discussion of performance, including any material adverse
                                                        business developments.
 Jay Taragin
One Judith Acquisition Corp
July 7, 2020
Page 2

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameJay Taragin
                                                          Division of
Corporation Finance
Comapany NameOne Judith Acquisition Corp
                                                          Office of Real Estate
& Construction
July 7, 2020 Page 2
cc:       Raphael M. Russo
FirstName LastName